Exhibit 21.1

List of Subsidiaries of Prologium Holding Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Prologium Technology Co., Ltd.	Taiwan
Prologium Innovation Pte. Ltd.	Singapore
Prologium Technology Europe SAS	France
Prologium Innovation Europe	France